[Unum Letterhead]

May 26, 2009

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Paul Revere Variable Annuity Contract
Accumulation Account (“Registrant”)
Preliminary Proxy Materials

Commissioners:

On behalf of the above-named Registrant, we are filing herewith Registrant’s preliminary proxy materials to be used in connection with its Annual Meeting of Contractowners (“Proxy Materials”).

Please contact the undersigned or Richard Choi at Jorden Burt LLP (202/965-8127) if you have any question or comment regarding the Proxy Materials.

Very truly yours,

/s/ Janna Mullin
[Janna Mullin]

Enclosure

cc:	Richard Choi, Esq.
Susan Roth, Esq.